SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30137; 812-13906]

The Dreyfus Corporation, et al.; Notice of Application

July 12, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 12(d)(1)(A) and (B) of the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (2) of the Act, and under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act.

Summary of the Application: The requested order would (a) permit certain registered management investment companies and unit investment trusts to acquire shares of certain registered open-end management investment companies that are outside the same group of investment companies as the acquiring investment companies, and (b) permit funds of funds relying on rule 12d1-2 under the Act to invest in certain financial instruments.

Applicants: Advantage Funds, Inc., BNY Mellon Funds Trust, Dreyfus Appreciation Fund, Inc., Dreyfus BASIC U.S. Mortgage Securities Fund, Dreyfus Bond Funds, Inc., Dreyfus Funds, Inc., Dreyfus Growth and Income Fund, Inc., Dreyfus Intermediate Municipal Bond Fund, Inc., Dreyfus Index Funds, Inc., Dreyfus International Funds, Inc., Dreyfus Investment Funds, Dreyfus Investment Grade Funds, Inc., Dreyfus LifeTime Portfolios, Inc., Dreyfus Manager Funds I, Dreyfus Manager Funds II, Dreyfus Midcap Index Fund, Inc., Dreyfus Municipal Bond Opportunity Fund, Dreyfus Municipal Funds, Inc., Dreyfus New Jersey Municipal Bond Fund, Inc., Dreyfus New York AMT-Free Municipal Bond Fund, Dreyfus New York Tax Exempt Bond Fund, Inc., Dreyfus Opportunity Funds, Dreyfus Premier California AMT-Free Municipal Bond

Fund, Inc., Dreyfus Premier GNMA Fund, Inc., Dreyfus Premier Investment Funds, Inc., Dreyfus

Premier Short-Intermediate Municipal Bond Fund, Dreyfus Premier Worldwide Growth Fund,

Inc., Dreyfus Research Growth Fund, Inc., Dreyfus Short-Intermediate Government Fund, Dreyfus

State Municipal Bond Funds, Dreyfus Stock Funds, Dreyfus U.S. Treasury Intermediate Term

Fund, Dreyfus U.S. Treasury Long Term Fund, Strategic Funds, Inc., The Dreyfus Fund

Incorporated, The Dreyfus/Laurel Funds, Inc., The Dreyfus/Laurel Funds Trust, and The Dreyfus

Third Century Fund, Inc. (each, a "Company," and collectively, the "Companies"), The Dreyfus

Corporation (the "Adviser") and MBSC Securities Corporation (the "Distributor").

Filing Dates: The application was filed on May 23, 2011, and amended on August 18, 2011, and

May 11, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on August 6, 2012, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the

reason for the request, and the issues contested. Persons who wish to be notified of a hearing may

request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington,

DC 20549-1090. Applicants, c/o The Dreyfus Corporation, 200 Park Avenue, New York, New

York 10166.

For Further Information Contact: Emerson S. Davis, Senior Counsel, at (202) 551-6868, or

Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or an

applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

Applicants' Representations:

1.   The Companies are open-end management investment companies registered under the

Act and organized as either a Massachusetts business trust or a Maryland corporation. Each

Company or Company's separate series pursues distinct investment objectives and strategies.

The Adviser, a New York corporation, is registered as an investment adviser under the

Investment Advisers Act of 1940 ("Advisers Act") and serves as investment adviser to the

Companies.[1] The Distributor is a New York corporation and is registered as a broker-dealer

under the Securities Exchange Act of 1934 (the "Exchange Act"). The Distributor serves as the

distributor for the Companies.

2.   Applicants request an exemption to permit registered management investment

companies and unit investments trusts that operate as a "fund of funds" and that are not part of the

same "group of investment companies," within the meaning of section 12(d)(1)(G)(ii) of the Act,

as the Companies ("Unrelated Funds of Funds") to acquire shares of the Companies or separate

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[1] All references to the term "Adviser" include successors-in-interest to the Adviser. Successors-in-interest are limited to any entity resulting from a name change, a reorganization of the Adviser into another jurisdiction or a change in the type of business organization.

series of the Companies that do not operate as "funds of funds" ("Underlying Funds")[2] in excess of the limits in section 12(d)(1)(A) of the Act, and to permit the Underlying Funds, the Distributor (or any principal underwriter for an Underlying Fund), and any broker or dealer registered under the Exchange Act ("Broker") to sell shares of an Underlying Fund to an Unrelated Fund of Funds in excess of the limits in section 12(d)(1)(B) of the Act. Applicants request that the relief apply to: (1) each registered open-end management investment company or series thereof that currently or subsequently is part of the same "group of investment companies," within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Companies, and that is advised or sponsored by the Adviser or

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2 The Underlying Funds currently include the following Companies or series thereof: Advantage Funds, Inc., on behalf of its series Dreyfus Global Absolute Return Fund, Dreyfus Global Dynamic Bond Fund, Dreyfus Global Real Return Fund, Dreyfus International Value Fund, Dreyfus Opportunistic Midcap Value Fund, Dreyfus Opportunistic Small Cap Fund, Dreyfus Opportunistic U.S. Stock Fund, Dreyfus Strategic Value Fund, Dreyfus Structured Midcap Fund, Dreyfus Technology Growth Fund, Dreyfus Total Emerging Markets Fund, Dreyfus Total Return Advantage Fund and Global Alpha Fund; BNY Mellon Funds Trust, on behalf of its series BNY Mellon Bond Fund, BNY Mellon Corporate Bond Fund, BNY Mellon Emerging Markets Fund, BNY Mellon Focused Equity Opportunities Fund, BNY Mellon Income Stock Fund, BNY Mellon Intermediate Bond Fund, BNY Mellon Intermediate U.S. Government Fund, BNY Mellon International Appreciation Fund, BNY Mellon International Equity Income Fund, BNY Mellon International Fund, BNY Mellon Large Cap Stock Fund, BNY Mellon Massachusetts Intermediate Municipal Bond Fund, BNY Mellon Mid Cap Stock Fund, BNY Mellon Municipal Opportunities Fund, BNY Mellon National Intermediate Municipal Bond Fund, BNY Mellon National Short-Term Municipal Bond Fund, BNY Mellon New York Intermediate Tax-Exempt Bond Fund, BNY Mellon Pennsylvania Intermediate Municipal Bond Fund, BNY Mellon Short-Term U.S. Government Securities Fund, BNY Mellon Small Cap Stock Fund, BNY Mellon Small/Mid Cap Fund and BNY Mellon U.S. Core Equity 130/30 Fund; Dreyfus Appreciation Fund, Inc.; Dreyfus BASIC U.S. Mortgage Securities Fund; Dreyfus Bond Funds, Inc., on behalf of its series Dreyfus Municipal Bond Fund; Dreyfus Funds, Inc., on behalf of its series Dreyfus Mid-Cap Growth Fund; Dreyfus Growth and Income Fund, Inc.; Dreyfus Index Funds, Inc., on behalf of its series Dreyfus International Stock Index Fund, Dreyfus S&P 500 Index Fund and Dreyfus Smallcap Stock Index Fund; Dreyfus Intermediate Municipal Bond Fund, Inc.; Dreyfus International Funds, Inc., on behalf of its series Dreyfus Brazil Equity Fund and Dreyfus Emerging Markets Fund; Dreyfus Investment Funds, on behalf of its series Dreyfus/The Boston Company Large Cap Core Fund, Dreyfus/The Boston Company Small Cap Value Fund, Dreyfus/The Boston Company Small Cap Growth Fund, Dreyfus/The Boston Company Small/Mid Cap Growth Fund, Dreyfus/The Boston Company Small Cap Tax-Sensitive Equity Fund, Dreyfus/The Boston Company Emerging Markets Core Equity Fund, Dreyfus/Standish Fixed Income Fund, Dreyfus/Standish Global Fixed Income Fund, Dreyfus/Standish International Fixed Income Fund, Dreyfus/Standish Intermediate Tax Exempt Bond Fund and Dreyfus/Newton International Equity Fund; Dreyfus Investment Grade Funds, Inc., on behalf of its series Dreyfus Intermediate Term Income Fund, Dreyfus Short Term Income Fund and Dreyfus Inflation Adjusted Securities Fund; Dreyfus LifeTime Portfolios, Inc., on behalf of its series Growth and Income Portfolio; Dreyfus Manager Funds I, on behalf of its series Dreyfus MidCap Core Fund; Dreyfus Manager Funds II, on behalf of its series Dreyfus Balanced Opportunity Fund; Dreyfus Midcap Index Fund, Inc.; Dreyfus Municipal Bond Opportunity Fund; Dreyfus Municipal Funds, Inc., on behalf of its series Dreyfus AMT-Free Municipal Bond Fund and Dreyfus High Yield Municipal Bond Fund; Dreyfus New Jersey Municipal Bond Fund, Inc.; Dreyfus New York AMT-Free Municipal Bond Fund; Dreyfus New York Tax Exempt Bond Fund, Inc.; Dreyfus Opportunity Funds, on behalf of its series Dreyfus Natural Resources Fund; Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc., on behalf of its series Dreyfus California AMT-Free Municipal Bond Fund; Dreyfus Premier GNMA Fund, Inc., on behalf of its series Dreyfus GNMA Fund; Dreyfus Premier Investment Funds, Inc., on behalf of its series Dreyfus Emerging Asia Fund, Dreyfus Global Real Estate Securities Fund, Dreyfus Greater China Fund, Dreyfus India Fund, Dreyfus Large Cap Equity Fund and Dreyfus Large Cap Growth Fund; Dreyfus Premier Short-Intermediate Municipal Bond Fund, on behalf of its series Dreyfus Short-Intermediate Municipal Bond Fund; Dreyfus Premier Worldwide Growth Fund, Inc., on behalf of its series Dreyfus Worldwide Growth Fund; Dreyfus Research Growth Fund, Inc.; Dreyfus Short-Intermediate Government Fund; Dreyfus State Municipal Bond Funds, on behalf of its series Dreyfus Connecticut Fund, Dreyfus Maryland Fund, Dreyfus Massachusetts Fund, Dreyfus Minnesota Fund, Dreyfus Ohio Fund and Dreyfus Pennsylvania Fund; Dreyfus Stock Funds, on behalf of its series Dreyfus Small Cap Equity Fund and Dreyfus International Equity Fund; Dreyfus U.S. Treasury Intermediate Term Fund; Dreyfus U.S. Treasury Long Term Fund; Strategic Funds, Inc., on behalf of its series Dreyfus Active MidCap Fund, Global Stock Fund, International Stock Fund, Dreyfus U.S. Equity Fund, Dreyfus Select Managers Small Cap Value Fund and Dreyfus Select Managers Small Cap Growth Fund; The Dreyfus Fund Incorporated; The Dreyfus/Laurel Funds, Inc., on behalf of its series Dreyfus BASIC S&P 500 Stock Index Fund, Dreyfus Bond Market Index Fund, Dreyfus Core Equity Fund, Dreyfus Disciplined Stock Fund, Dreyfus Opportunistic Fixed Income Fund, Dreyfus Small Cap Fund and Dreyfus Tax Managed Growth Fund; The Dreyfus/Laurel Funds Trust, on behalf of its series Dreyfus Emerging Markets Debt Local Currency Fund, Dreyfus Equity Income Fund, Dreyfus Global Equity Income Fund, Dreyfus High Yield Fund and Dreyfus International Bond Fund; and The Dreyfus Third Century Fund, Inc. The Related Funds of Funds (as defined below) currently include: BNY Mellon Funds Trust, on behalf of its series BNY Mellon Asset Allocation Fund, BNY Mellon Large Cap Market Opportunities Fund and BNY Mellon Tax-Sensitive Large Cap Multi-Strategy Fund; Strategic Funds, Inc., on behalf of its series Dreyfus

any entity controlling, controlled by, or under common control with the Adviser (such registered open-end management investment companies or their series are included in the term "Underlying Funds"); (2) each Unrelated Fund of Funds that enters into a Participation Agreement (as defined below) with an Underlying Fund to purchase shares of the Underlying Fund; and (3) any principal underwriter to an Underlying Fund or Broker selling shares of an Underlying Fund.[3]

3.   Each Unrelated Fund of Funds will be advised by or, in the case of a unit investment company, sponsored by, an investment adviser, within the meaning of section 2(a)(20)(A) of the Act, that is registered as an investment adviser under the Advisers Act (an "Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor, respectively"). An Unrelated Fund of Funds or its Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor may contract with an investment adviser, including the Adviser or its affiliates, that meets the definition of section 2(a)(20)(B) of the Act (an "Unrelated Fund of Funds Subadviser"). Applicants state that Unrelated Funds of Funds will be interested in using the Underlying Funds as part of their overall investment strategy.

4.   Applicants also request an exemption to the extent necessary to permit any existing or future funds that operate as "funds of funds" and that are part of the same "group of investment companies," within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Companies ("Related Funds of Funds") and which invest in other Underlying Funds in reliance on section 12(d)(1)(G) of the Act, and which are also eligible to invest in securities (as defined in section 2(a)(36) of the Act) in reliance on rule 12d1-2 under the Act, also to invest, consistent with their investment objective, policies, strategies and limitations, in financial instruments that may not be securities within the

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Conservative Allocation Fund, Dreyfus Moderate Allocation Fund and Dreyfus Growth Allocation Fund; and Dreyfus Premier Investment Funds, Inc., on behalf of its series Dreyfus Diversified International Fund and Dreyfus Satellite Alpha Fund.

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meaning of section 2(a)(36) of the Act ("Other Investments").[4]

5.   Consistent with its fiduciary obligations under the Act, each Related Fund of Fund's board of trustees will review the advisory fees charged by the Related Fund of Fund's investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Related Fund of Funds may invest.

Applicants' Legal Analysis:

Investments in Underlying Funds by Unrelated Funds of Funds

A.   Section 12(d)(1)

1.   Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, and any broker or dealer from selling the investment company's shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

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3 All entities that currently intend to rely on the requested order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application. An Unrelated Fund of Funds may rely on the requested order only to invest in an Underlying Fund and not in any other registered investment company.

4 Applicants request that the relief apply to each registered open-end management investment company or series thereof that operates as a "fund of funds" and that currently or subsequently is part of the same "group of investment companies," within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Companies, and is advised or sponsored by the Adviser or any entity controlling, controlled by or under common control with the Adviser (such registered open-end management investment companies or their series are included in the term "Related Fund of Funds").

2.	Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Applicants is seeking an exemption under section 12(d)(1)(J) of the Act to permit Unrelated Funds of Funds to acquire shares of the Underlying Funds in excess of the limits in section 12(d)(1)(A), and an Underlying Fund, any principal underwriter for an Underlying Fund, and any Broker to sell shares of an Underlying Fund to an Unrelated Fund of Funds in excess of the limits in section 12(d)(1)(B) of the Act.

3.	Applicants state that the terms and conditions of the application appropriately address the concerns underlying sections 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees, and overly complex fund structures. Accordingly, applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

4.	Applicants believe that neither an Unrelated Fund of Funds nor an Unrelated Fund of Funds Affiliate would be able to exert undue influence over the Underlying Funds.[5] To limit the control that a Unrelated Fund of Funds may have over an Underlying Fund, applicants propose a condition prohibiting the Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor, any person controlling, controlled by, or under common control with the Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act that is advised by the Unrelated Fund of Funds Adviser or sponsored by the Unrelated Fund of Funds Sponsor or any person controlling, controlled by, or under common control with the Unrelated Fund of Funds Adviser or

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5 An "Unrelated Fund of Funds Affiliate" is an Unrelated Fund of Funds Adviser, Unrelated Fund of Funds Sponsor, Unrelated Fund of Funds Subadviser, promoter, or principal underwriter of an Unrelated Fund of Funds, and any person controlling, controlled by, or under common

Unrelated Fund for Funds Sponsor (the "Unrelated Fund of Funds Advisory Group") from

controlling (individually or in the aggregate) an Underlying Fund within the meaning of section

2(a)(9) of the Act. The same prohibition would apply to the Unrelated Fund of Funds Subadviser,

any person controlling, controlled by or under common control with the Unrelated Fund of Funds

Subadviser, and any investment company or issuer that would be an investment company but for

section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or

sponsored by the Unrelated Fund of Funds Subadviser or any person controlling, controlled by or

under common control with the Unrelated Fund of Funds Subadviser (the "Unrelated Fund of

Funds Subadvisory Group"). Applicants propose other conditions to limit the potential for undue

influence over the Underlying Funds, including that no Unrelated Fund of Funds or Unrelated

Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to

an open-end fund) will cause an Underlying Fund to purchase a security in an offering of securities

during the existence of any underwriting or selling syndicate of which a principal underwriter is an

Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal

underwriter in any underwriting or selling syndicate that is an officer, director, member of an

advisory board, investment adviser, subadviser, sponsor, or employee of the Unrelated Fund of

Funds, or a person of which any such officer, director, member of an advisory board, investment

adviser, subadviser, sponsor, or employee is an affiliated person. An Underwriting Affiliate does

not include any person whose relationship to an Underlying Fund is covered by section 10(f) of the

Act.

     5.   Applicants do not believe that the proposed fund of funds arrangement will involve

excessive layering of fees. The board of directors or trustees of each Unrelated Fund of Funds,

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control with any of those entities. An "Underlying Fund Affiliate" is an investment adviser, sponsor, promoter, or principal underwriter of an
Underlying Fund, and any person controlling, controlled by, or under common control with any of those entities.

including a majority of the directors or trustees who are not "interested persons" (within the meaning of section 2(a)(19) of the Act) ("Independent Board Members"), will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Underlying Fund in which the Unrelated Fund of Funds may invest. In addition, an Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor will waive fees otherwise payable to it by the Unrelated Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Underlying Fund under rule 12b-1 under the Act) received from an Underlying Fund by the Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor or an affiliated person of the Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor, other than any advisory fees paid to the Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor or affiliated person of the Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor, by an Underlying Fund, in connection with the investment by the Unrelated Fund of Funds in the Underlying Fund. Applicants also state that with respect to registered separate accounts that invest in an Unrelated Fund of Funds, no sales load will be charged at the Unrelated Fund of Funds level or at the Underlying Fund level.[6] Other sales charges and service fees, as defined in Rule 2830 of the Conduct Rules of the NASD ("NASD Conduct Rules"), if any, will only be charged at the Unrelated Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in an Unrelated Fund of Funds, any sales charges and/or service fees charged with respect to shares of the Unrelated Fund of Funds will not

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[6] Applicants represent that each Unrelated Fund of Funds will represent in the Participation Agreement (as defined below) that no insurance company sponsoring a registered separate account will be permitted to invest in the Unrelated Fund of Funds unless the insurance company has certified to the Unrelated Fund of Funds that the aggregate of all fees and charges associated with each contract that invests in the Unrelated Fund of Funds, including fees and charges at the separate account, Unrelated Fund of Funds, and Underlying Fund levels, will be reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

exceed the limits applicable to a fund of funds as set forth in Rule 2830 of the NASD Conduct

Rules.

6. Applicants submit that the proposed arrangement will not create an overly complex

fund structure. Applicants note that no Underlying Fund will acquire securities of any investment

company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits

contained in section 12(d)(1)(A) of the Act, except in certain circumstances identified in condition

12 below. Applicants also represent that to ensure that Unrelated Funds of Funds comply with the

terms and conditions of the requested exemption from section 12(d)(1)(A) of the Act, an Unrelated

Fund of Funds must enter into a participation agreement between a Company, on behalf of the

relevant Underlying Fund, and the Unrelated Funds of Funds ("Participation Agreement") before

investing in an Underlying Fund in excess of the limits in section 12(d)(1)(A). The Participation

Agreement will require the Unrelated Fund of Funds to adhere to the terms and conditions of the

requested order. The Participation Agreement will include an acknowledgment from the Unrelated

Fund of Funds that it may rely on the requested order only to invest in the Underlying Funds and

not in any other registered investment company or series thereof.

B.   Section 17(a)

1. Section 17(a) of the Act generally prohibits sales or purchases of securities between

a registered investment company and any affiliated person of the company. Section 2(a)(3) of the

Act defines an "affiliated person" of another person to include any person 5% or more of whose

outstanding voting securities are directly or indirectly owned, controlled, or held with power to

vote by the other person.

2. Applicants seek relief from section 17(a) to permit an Underlying Fund that is an

affiliated person of an Unrelated Fund of Funds because the Unrelated Fund of Funds holds 5% or more of the Underlying Fund's shares to sell its shares to and redeem its shares from an Unrelated Fund of Funds. Applicants state that any proposed transactions directly between an Underlying Fund and an Unrelated Fund of Funds will be consistent with the policies of each Underlying Fund and Unrelated Fund of Funds. The Participation Agreement will require any Unrelated Fund of Funds that purchases shares from an Underlying Fund to represent that the purchase of shares from the Underlying Fund by a Unrelated Fund of Funds will be accomplished in compliance with the investment restrictions of the Unrelated Fund of Funds and will be consistent with the investment policies set forth in the Unrelated Fund of Funds' registration statement.

3.	Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that (i) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4.	Applicants submit that the proposed transactions satisfy the standards for relief under sections 17(b) and 6(c) of the Act.[7] Applicants state that the terms of the transactions are reasonable and fair and do not involve overreaching. Applicants note that any consideration paid for the purchase or redemption of shares directly from an Underlying Fund will be based on the net asset value of the Underlying Fund. Applicants state that the proposed transactions will be

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7 Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Unrelated Fund of Funds, or an affiliated person of such person, for the purchase by the Unrelated Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an

consistent with the policies of each Underlying Fund and Unrelated Fund of Funds and with the general purposes of the Act.

Other Investments by Related Funds of Funds

1.   Section 12(d)(1)(G) of the Act provides that section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquiring company and acquired company are part of the same group of investment companies; (ii) the acquiring company holds only securities of acquired companies that are part of the same group of investment companies, government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities association registered under section 15A of the Exchange Act or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end management investment companies or registered unit investment trusts in reliance on section 12(d)(1)(F) or (G) of the Act.

2.   Rule 12d1-2 under the Act permits a registered open-end investment company or a registered unit investment trust that relies on section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper: (1) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (2) securities (other than securities issued by an investment company); and (3) securities issued by a money market fund, when the investment is in reliance on rule 12d1-1 under the Act. For the purposes of rule 12d1-2, "securities" means any

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affiliated person of such person, for the sale by the Underlying Fund of its shares to an Unrelated Fund of Funds may be prohibited by section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgment.

security as defined in section 2(a)(36) of the Act.

3.   Applicants state that the proposed arrangement would comply with the provisions

of rule 12d1-2 under the Act, but for the fact that the Related Funds of Funds may invest a portion

of their assets in Other Investments. Applicants request an order under section 6(c) of the Act for

an exemption from rule 12d1-2(a) to allow the Related Funds of Funds to invest in Other

Investments.   Applicants assert that permitting the Related Funds of Funds to invest in Other

Investments as described in the application would not raise any of the concerns that the

requirements of section 12(d)(1) were designed to address.

<u>Applicants' Conditions</u>:

Applicants agree that any order granting the requested relief will be subject to the following

conditions:

Investments in Underlying Funds by Unrelated Fund**s** of Funds

1.   The members of an Unrelated Fund of Funds Advisory Group will not control

(individually or in the aggregate) an Underlying Fund within the meaning of section 2(a)(9) of the

Act. The members of an Unrelated Fund of Funds Subadvisory Group will not control

(individually or in the aggregate) an Underlying Fund within the meaning of section 2(a)(9) of the

Act. If, as a result of a decrease in the outstanding voting securities of an Underlying Fund, the

Unrelated Fund of Funds Advisory Group or the Unrelated Fund of Funds Subadvisory Group,

each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting

securities of an Underlying Fund, it (except for any member of the Unrelated Fund of Funds

Advisory Group or Unrelated Fund of Funds Subadvisory Group that is a separate account funding

variable insurance contract) will vote its shares of the Underlying Fund in the same proportion as

the vote of all other holders of the Underlying Fund's shares. This condition does not apply to the

Unrelated Fund of Funds Subadvisory Group with respect to an Underlying Fund for which the Unrelated Fund of Funds Subadvisers or a person controlling, controlled by, or under common control with the Unrelated Fund of Funds Subadvisers acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act. A registered separate account funding variable insurance contracts will seek voting instructions from its contract holders and will vote its shares in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An unregistered separate account funding variable insurance contracts will either (i) vote its shares of the Underlying Fund in the same proportion as the vote of all other holders of the Underlying Fund's shares; or (ii) seek voting instructions from its contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

2.	No Unrelated Fund of Funds or Unrelated Fund of Funds Affiliate will cause any existing or potential investment by the Unrelated Fund of Funds in shares of an Underlying Fund to influence the terms of any services or transactions between the Unrelated Fund of Funds or an Unrelated Fund of Funds Affiliate and the Underlying Fund or an Underlying Fund Affiliate.

3.	The board of directors or trustees of an Unrelated Fund of Funds, including a majority of the Independent Board Members, will adopt procedures reasonably designed to assure that the Unrelated Fund of Funds Adviser or Unrelated Fund Funds Sponsor and any Unrelated Fund of Funds Subadviser(s) are conducting the investment program of the Unrelated Fund of Funds without taking into account any consideration received by the Unrelated Fund of Funds or an Unrelated Fund of Funds Affiliate from an Underlying Fund or an Underlying Fund Affiliate in connection with any services or transactions.

4. Once an investment by an Unrelated Fund of Funds in the securities of an Underlying Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the board of directors or trustees of the Underlying Fund (the "Board"), including a majority of the Independent Board Members, will determine that any consideration paid by the Underlying Fund to an Unrelated Fund of Funds or an Unrelated Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Underlying Fund; (b) is within the range of consideration that the Underlying Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Underlying Fund and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5. No Unrelated Fund of Funds or Unrelated Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Underlying Fund) will cause an Underlying Fund to purchase a security in any Affiliated Underwriting.

6. The Board, including a majority of the Independent Board Members, will adopt procedures reasonably designed to monitor any purchases of securities by the Underlying Fund in an Affiliated Underwriting once an investment by an Unrelated Fund of Funds in the securities of the Underlying Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Unrelated Fund of Funds in the Underlying Fund. The Board shall consider, among other things, (i) whether the purchases were consistent with the investment

15

objectives and policies of the Underlying Fund; (ii) how the performance of securities purchased in

an Affiliated Underwriting compares to the performance of comparable securities purchased during

a comparable period of time in underwritings other than Affiliated Underwritings or to a

benchmark such as a comparable market index; and (iii) whether the amount of securities

purchased by the Underlying Fund in Affiliated Underwritings and the amount purchased directly

from an Underwriting Affiliate have changed significantly from prior years. The Board shall take

any appropriate actions based on its review, including, if appropriate, the institution of procedures

designed to assure that purchases of securities in Affiliated Underwritings are in the best interests

of shareholders.

      7.   Each Underlying Fund will maintain and preserve permanently in an easily

accessible place a written copy of the procedures described in the preceding condition, and any

modifications to such procedures, and will maintain and preserve for a period of not less than six

years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred,

the first two years in an easily accessible place, a written record of each purchase of securities in

Affiliated Underwritings once an investment by an Unrelated Fund of Funds in the securities of an

Underlying Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, setting forth from whom

the securities were acquired, the identity of the underwriting syndicate's members, the terms of the

purchase, and the information or materials upon which the Board's determinations were made.

      8.   Before investing in shares of an Underlying Fund in excess of the limits in section

12(d)(1)(A), the Unrelated Fund of Funds and Underlying Fund will execute a Participation

Agreement stating, without limitation, that their boards of directors or trustees and their investment

advisers and/or sponsors understand the terms and conditions of the order and agree to fulfill their

responsibilities under the order. At the time of its investment in shares of an Underlying Fund in excess of the limit in section 12(d)(1)(A)(i), an Unrelated Fund of Funds will notify the Underlying Fund of the investment. At such time, the Unrelated Fund of Funds will also transmit to the Underlying Fund a list of the names of each Unrelated Fund of Funds Affiliate and Underwriting Affiliate. The Unrelated Fund of Funds will notify the Underlying Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Underlying Fund and the Unrelated Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9. Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Unrelated Fund of Funds, including a majority of the Independent Board Members, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Underlying Fund in which the Unrelated Fund of Funds may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Unrelated Fund of Funds.

10. An Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor will waive fees otherwise payable to it by the Unrelated Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Underlying Fund under rule 12b-1 under the Act) received from an Underlying Fund by the Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor, or an affiliated person of the Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor, other than any advisory fees paid to the Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor or affiliated persons of the Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor by the Underlying Fund, in

connection with the investment by the Unrelated Fund of Funds in the Underlying Fund. Any

Unrelated Fund of Funds Subadvisers will waive fees otherwise payable to the Unrelated Fund of

Funds Subadvisers, directly or indirectly, by the Unrelated Fund of Funds in an amount at least

equal to any compensation received from any Underlying Fund by the Unrelated Fund of Funds

Subadvisers, or an affiliated person of the Unrelated Fund of Funds Subadvisers, other than any

advisory fees paid to the Unrelated Fund of Funds Subadvisers or its affiliated person by the

Underlying Fund, in connection with the investment by the Unrelated Fund of Funds in the

Underlying Fund made at the direction of the Unrelated Fund of Funds Subadvisers. In the event

that the Unrelated Fund of Funds Subadvisers waives fees, the benefit of the waiver will be passed

through to the Unrelated Fund of Funds.

11.   With respect to registered separate accounts that invest in an Unrelated Fund of

Funds, no sales load will be charged at the Unrelated Fund of Funds level or at the Underlying

Fund level. Other sales charges and service fees, as defined in Rule 2830 of the NASD Conduct

Rules, if any, will only be charged at the Unrelated Fund of Funds level or at the Underlying Fund

level, not both. With respect to other investments in an Unrelated Fund of Funds, any sales

charges and/or service fees charged with respect to shares of the Unrelated Fund of Funds will not

exceed the limits applicable to a fund of funds as set forth in Rule 2830 of the NASD Conduct

Rules.

12.   No Underlying Fund will acquire securities of any investment company or

company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in

section 12(d)(1)(A) of the Act, except to the extent that the Underlying Fund: (a) acquires such

securities in compliance with section 12(d)(1)(E) of the Act; (b) receives securities of another

investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to engage in interfund borrowing and lending transactions; or (d) acquires securities of one or more investment companies for short-term cash management purposes.

Other Investments by Related Funds of Funds

13.   The Applicants will comply with all provisions of rule 12d1-2 under the Act, except for paragraph (a)(2), to the extent that it restricts any Related Fund of Funds from investing in Other Investments as described in the application.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary